EXHIBIT 21--SUBSIDIARIES OF THE REGISTRANT

ARCHER-DANIELS-MIDLAND COMPANY

June 30, 2009

Following is a list of the Registrant's subsidiaries showing the percentage of voting securities owned:

	Organized Under Laws of	Ownership

ADM Grain River System, Inc. (A)	United States of America	100
ADM Worldwide Holdings LP (B)	Cayman Islands	100
ADM Europe BV (C)	Netherlands	100
ADM Canadian Holdings BV (D)	Netherlands	100
ADM Agri-Industries Company (E)	Canada	100
ADM Do Brasil, LTDA (F)	Brazil	100

(A) ADM Grain River System, Inc. owns four subsidiary companies whose names have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.

(B) ADM Worldwide Holdings LP owns ADM Europe BV and thirty-two subsidiary companies whose names have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.

(C) ADM Europe BV owns ADM Canadian Holdings BV and one-hundred-sixty-two subsidiary companies whose names have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.

(D) ADM Canadian Holdings BV has one subsidiary company, ADM Agri-Industries Company.

(E) ADM Agri-Industries Company owns ADM Do Brasil, LTDA and ten subsidiary companies whose names have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.

(F) ADM Do Brasil, LTDA has four subsidiary companies whose names have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.

The names of fifty-six domestic subsidiaries and sixty international subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.